SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated December 2, 2005, relating to Registrant’s announcement of availability of 0.18um EEPROM process technology and EEPROM IP design platform.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: December 9, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated December 2, 2005, relating to Registrant’s announcement of availability of 0.18um EEPROM process technology and EEPROM IP design platform.

Exhibit 99.1

SMIC Announces Availability of 0.18um EEPROM Process Technology and EEPROM IP Design Platform

Shanghai, CHINA, December 2, 2005 - Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981), one of the leading semiconductor foundries in China and the world, announced today the availability of a 0.18um EEPROM (Electrically Erasable Programmable Read-Only Memory) process technology designed to meet the needs of its customers worldwide. To provide a total package solution, SMIC further announced that its internal Design Service Division has developed an embedded EEPROM IP design platform based on this process technology

“0.18um EEPROM process technology is another key development with significant importance due to the potential market size and the number of current and potential applications, particularly in China. SMIC is fully prepared to serve the needs of our customers,” said Mr. Roger Lee, senior vice president of SMIC’s Memory Technology Development Center. “This new advanced technology is intended to enable customers to develop low cost but high performance products. Moreover, we believe that the reliability data from products using this process technology further indicates SMIC’s EEPROM fabrication has reached yet another milestone.”

Based on this 0.18um EEPROM process technology, SMIC’s Design Service Division has internally developed an EEPROM IP design platform, which offers eEEPROM, eNAND-ROM, eNOR-ROM, and eOTP-ROM memory macros. These IPs, along with microcontroller, voltage regulator, and specialty I/O macros, are designed to provide customers a complete and proven design platform solution that can be designed into a broad range of applications, such as consumer microcontrollers, cellular and wireless applications, and many other ASICs. In particular, this IP platform is intended to benefit the rapidly evolving IC card market, which includes mobile phone SIM cards, debit cards, credit cards, ID cards, smart cards, USB ID keys or any other application where secure identification is required and information needs to be updated and programmed frequently.

The highlights of SMIC’s 0.18um EEPROM IPs include a fast byte read speed, low power consumption, page write ability, a 50% size shrinkage from SMIC’s 0.35um EEPROM IPs, and reliability results that match industry standards. In addition to the EEPROM IPs, both NAND-ROM and NOR-ROM IPs are also available, both of which are designed to offer compact size, low power consumption, and high speed access. The ROM code is invisible with a mask/implant process, which further ensures the security level that is necessary for high-end smart card applications.

Besides the conventional EEPROM+ROM solution, SMIC also provides a cost-effective EEPROM+OTP solution that replaces the ROM with low-cost, UV Erasable One Time Programmable (UV-OTP) ROM. It is intended to significantly reduce customers’ time-to-market as the ROM code is implemented electrically either at wafer sorting or in the field. Expected advantages of SMIC’s 0.18um OTP-ROM IP include a small size, fast byte programming and read access speed, low power consumption, and the capability of programming code after chip fabrication.

Currently, the EEPROM block sizes are available in 4KB, 8KB, 16KB, and 32KB, while SMIC expects to offer 1KB, 2KB and 64KB in the foreseeable future. The block sizes offered for both NAND-ROM and NOR-ROM are 32K, 64K and 128KB. For OTP-ROM, the available block sizes are 32KB and 64KB, while 16KB and 128KB are under development. Other sizes can be modified according to each customer’s needs, with fast cycle times being the goal

“We are very pleased to offer this internally developed 0.18um EEPROM IP platform for our valued customers,” commented Mr. Paul Ouyang, vice president of Design Services Division at SMIC. “These latest IPs further demonstrate SMIC’s strong design capabilities as we are committed to continuing to provide our customers optimal design options that increase performance and reduce costs. To this end, we will also continue to collaborate with other leading third-party IP providers to offer a total and proven design solution.”

With over 400 internal and third-party partners’ verified IPs currently available, SMIC provides a wide selection with the goal of fully supporting the diverse design needs of its customers. In accordance with SMIC’s comprehensive and stringent built-in qualification process, all IPs undergo rigorous testing and process verification at SMIC to help ensure that design engineers can easily integrate the IPs into their chip designs. The aim is to help customers get their designs to, and minimize their time to, the market. SMIC Design Services Division offers a vast and diverse portfolio of semiconductor intellectual property (IP) blocks from 0.35um to 90nm.

For additional information about the 0.18um EEPROM design platform and/or any other IPs, please contact SMIC sales account managers or design services at design_services@smics.com. A complete list of SMIC available internal IPs can be also be found by logging onto SMIC-NOW (through www.smics.com), SMIC’s online customer portal.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com.

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News Release

Contact:

SMIC

Reiko Chang

PR

+86 (21) 5080 2000 ext 10544

PR@smics.com

For Immediate Release